UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SONUS NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-34115	04-3387074
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

4 TECHNOLOGY PARK DRIVE, WESTFORD, MASSACHUSETTS 01886

(Address of Principal Executive Offices) (Zip Code)

Jeffrey M. Snider

Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

(978) 614-8100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Sonus Networks, Inc. (the “Company,” “Sonus,” “we,” or “our”) has determined that some of the products that Sonus manufactures or contracts to manufacture include gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (“Conflict Minerals” or “3TG”), and that these Conflict Minerals are necessary to the functionality or production of these products.

The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals in its products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”) and whether the Conflict Minerals are from recycled or scrap sources.  Based on our RCOI, the Company knows or has reason to believe that some of the Conflict Minerals in our products originated in the Covered Countries and are not from recycled or scrap sources.  We therefore engaged in due diligence on the source and chain of custody of the Conflict Minerals in our products that originated or may have originated in the Covered Countries, as described in our Conflict Minerals Report filed herewith as Exhibit 1.01, and available on the Investor Relations — Corporate Governance section of the Company’s website at http://investors.sonusnet.com/governance.cfm.

Item 1.02.  Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Sonus is filing as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 — Exhibits

Item 2.01. Exhibits.

The following exhibit is filed as part of this Form SD:

Exhibit 1.01                              Conflict Minerals Report for the year ended December 31, 2015, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2016	SONUS NETWORKS, INC.

	By:	/s/ Jeffrey M. Snider
Jeffrey M. Snider
Senior Vice President, Chief Administrative Officer,
General Counsel and Secretary

Exhibit Index

1.01                        Conflict Minerals Report for the year ended December 31, 2015, as required by Items 1.01 and 1.02 of this Form SD.